Minority shareholders nominate candidate to join the Board of Directors

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) informs that in accordance with the subscription of the Declaration of the Nation as majority shareholder and the established procedure, the representatives of the minority shareholders deposited with Ecopetrol S.A. (the “Company”) an agreement whereby they agreed to nominate Dr. Carlos Gustavo Cano Sanz as their candidate to the Board of Directors. Once the candidate's resume has been reviewed, this agreement will be sent to the Ministry of Finance and Public Credit for the pertinent effects.

The full text of the agreement signed by the minority shareholders can be consulted at the following link:

https://www.ecopetrol.com.co/wps/wcm/connect/c834df8a-ce3e-4249-9175-8890572a31d3/210222+Acta+de+postulaci%C3%B3n+Acc+Minoritarios.pdf?MOD=AJPERES&attachment=false&id=1614038771320

Bogota D.C., February 23rd, 2021

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Ecopetrol is Colombia’s largest firm and is an integrated oil company that is among the 50 largest in the world and the four largest in Latin America. In addition to Colombia, where it generates over 60% of the country’s production, it is active in exploration and production in the United States (Permian basin and Gulf of Mexico), Brazil and Mexico. Ecopetrol operates the largest refinery in Colombia, most of the country’s oil-pipeline and polyduct network and is significantly increasing its share of bio-fuels. This press release contains statements relating to business prospects, estimates of operating and financial results, and Ecopetrol’s growth prospects. All are projections, and therefore are based solely on management’s expectations of the company’s future and its continuous access to capital to finance its sales plan. Achieving these estimates in the future depends on its performance under given market conditions, regulations, competition, the performance of the Colombian economy and industry, and other factors; therefore, they are subject to change without prior notice.

For further details, please contact:

Acting Head of Capital Markets

Juan Pablo Crane

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Engagement (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

Email: mauricio.tellez@ecopetrol.com.co